

Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the Periods Ended March 31, 2008 and 2007
(in millions)

	First Quarter	
	2008	**2007**
	(Unaudited)	
Financing revenue		
Operating leases	$ 1,707	$ 1,495
Retail	845	849
Interest supplements and other support costs earned from affiliated companies	1,246	1,066
Wholesale	476	539
Other	35	47
Total financing revenue	4,309	3,996
Depreciation on vehicles subject to operating leases	(1,814)	(1,475)
Interest expense	(1,981)	(2,144)
Net financing margin	514	377
Other revenue		
Investment and other income related to sales of receivables	67	107
Insurance premiums earned, net	40	44
Other income, net	120	376
Total financing margin and other revenue	741	904
Expenses		
Operating expenses	359	550
Provision for credit losses (Note 5)	327	44
Insurance expenses	19	17
Total expenses	705	611
Income before income taxes	36	293
Provision for income taxes	11	101
Income before minority interests	25	192
Minority interests in net income of subsidiaries	0	0
Income from continuing operations	25	192
Income/(loss) from discontinued operations (Note 10)	(2)	1
Gain on disposal of discontinued operations	1	-
Net income	$ 24	$ 193

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	March 31, 2008 (Unaudited)	December 31, 2007
ASSETS		
Cash and cash equivalents (Note 1)	$ 14,597	$ 14,137
Marketable securities	1,990	3,155
Finance receivables, net (Note 3)	111,573	109,897
Net investment in operating leases (Note 4)	29,355	29,663
Retained interest in securitized assets	474	593
Notes and accounts receivable from affiliated companies	1,148	905
Derivative financial instruments (Note 9)	3,711	2,808
Assets of discontinued operations (Note 10)	1,948	1,684
Other assets	5,360	6,181
Total assets	$ 170,156	$ 169,023
LIABILITIES AND SHAREHOLDER'S INTEREST		
Liabilities		
Accounts payable		
Customer deposits, dealer reserves and other	$ 1,821	$ 1,800
Affiliated companies	2,032	2,298
Total accounts payable	3,853	4,098
Debt (Note 7)	140,046	138,842
Deferred income taxes	4,794	5,380
Derivative financial instruments (Note 9)	1,878	1,371
Liabilities of discontinued operations (Note 10)	348	634
Other liabilities and deferred income	5,542	5,301
Total liabilities	156,461	155,626
Minority interests in net assets of subsidiaries	3	3
Shareholder's interest		
Shareholder's interest	5,149	5,149
Accumulated other comprehensive income	1,998	1,730
Retained earnings (Note 8)	6,545	6,515
Total shareholder's interest	13,692	13,394
Total liabilities and shareholder's interest	$ 170,156	$ 169,023

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Periods Ended March 31, 2008 and 2007
(in millions)

	First Quarter	
	2008	**2007**
	(Unaudited)	
Cash flows from operating activities		
Net income	$ 24	$ 193
Loss/(income) related to discontinued operations	1	(1)
Adjustments to reconcile net income to net cash provided by operations		
Provision for credit losses	327	44
Depreciation and amortization	1,821	1,678
Net gain on sales of finance receivables	-	(5)
Net change in deferred income taxes	(577)	(405)
Net change in other assets	1,102	306
Net change in other liabilities	319	(690)
All other operating activities	138	16
Net cash provided by operating activities	3,155	1,136
Cash flows from investing activities		
Purchases of finance receivables (other than wholesale)	(8,254)	(8,587)
Collections of finance receivables (other than wholesale)	8,931	8,997
Purchases of operating lease vehicles	(3,888)	(3,890)
Liquidations of operating lease vehicles	2,011	1,875
Net change in wholesale receivables	(1,829)	(996)
Net change in retained interest in securitized assets	120	89
Net change in notes receivable from affiliated companies	(27)	(86)
Proceeds from sales of receivables and retained interests	-	697
Purchases of marketable securities	(1,022)	(1,749)
Proceeds from sales and maturities of marketable securities	2,197	6,305
Net change in derivatives not designated as hedging instruments	173	29
All other investing activities	34	(3)
Net cash (used in)/provided by investing activities	(1,554)	2,681
Cash flows from financing activities		
Proceeds from issuances of long-term debt	10,969	4,030
Principal payments on long-term debt	(11,015)	(9,596)
Change in short-term debt, net	(722)	477
All other financing activities	(22)	(30)
Net cash used in financing activities	(790)	(5,119)
Effect of exchange rate changes on cash and cash equivalents	58	(109)
Total cash flows from continuing operations	869	(1,411)
Cash flows from discontinued operations		
Cash flows from discontinued operations provided by/(used in) operating activities	29	(23)
Cash flows from discontinued operations used in investing activities	(94)	(94)
Cash flows from discontinued operations used in financing activities	(344)	(243)
Total cash flows from discontinued operations	(409)	(360)
Net increase/(decrease) in cash and cash equivalents	$ 460	$ (1,771)
Cash and cash equivalents, beginning of period	$ 14,137	$ 12,331
Change in cash and cash equivalents	460	(1,771)
Cash and cash equivalents, end of period	$ 14,597	$ 10,560

The accompanying notes are an integral part of the financial statements.

COREFILING
INTELLIGENT
FINANCIAL
STATEMENT





Ford Motor Credit Company

This is an Intelligent Financial Statement™ by CoreFiling. The Intelligent Financial Statement™ embeds XBRL financial data in a viewable and printable document. By moving your mouse over the displayed data, pop-up CoreFiling TagTips™ will show you how the data is internally expressed as XBRL. (Please note that TagTips™ require Adobe® Reader® 7.0 or later.)

To obtain the embedded XBRL report and any XBRL extension taxonomies, double-click or right-click the paperclip icon or icons below.

For more information on the Intelligent Financial Statement™ or XBRL, please see http://www.corefiling.com.

XBRL report	fmcc-20080331.xml
XBRL taxonomy schema	fmcc-20080331.xsd
XBRL taxonomy linkbase	fmcc-20080331_lab.xml
XBRL taxonomy linkbase	fmcc-20080331_pre.xml
XBRL taxonomy linkbase	fmcc-20080331_cal.xml

COREFILING
INTELLIGENT
FINANCIAL
STATEMENT